UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Beacon Roofing Supply Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

073685109

(CUSIP Number)

CD&R Boulder Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Uri Herzberg

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: 212 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073685109

1.	Name of Reporting Person CD&R BOULDER HOLDINGS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,244,780(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,244,780(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,780(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.9%(2)

14.	Type of Reporting Person (See Instructions) PN

(1)      The total number of shares of common stock, par value $0.01 per share (the “Common Shares”), reported includes (i) on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), 9,694,619 Common Shares that are issuable upon the conversion, at the option of the holder, of 400,000 Shares of Series A Cumulative Convertible Participating Preferred Stock (the “Preferred Shares”) that, as of the date hereof, are held directly by CD&R Boulder Holdings, L.P. (“CD&R Holdings”), (ii) 314,400 Common Shares acquired by CD&R Holdings on August 9, 2018, (iii) 5,609,763 Common Shares acquired by CD&R Holdings on March 11, 2019 and (iv) 4,625,998 Common Shares acquired by CD&R Holdings on June 28, 2019.  Each Preferred Share is entitled to vote with holders of the Common Shares on an as-converted basis, based on the initial conversion price of $41.26, as adjusted, and accrued dividends through the date of conversion.  All of these Common Shares may be deemed to be beneficially owned by CD&R Investment Associates IX, Ltd., as the general partner of CD&R Holdings (“CD&R Holdings GP”).

(2)      CD&R Holdings’ voting percentage is 25.9%, calculated using a fraction, the numerator of which is the number of Common Shares described in footnote (1) above and the denominator of which is 78,171,581 (calculated by adding the 68,476,962 Common Shares outstanding as of April 30, 2019, as reported in the Issuer’s Form 10-Q, filed May 8, 2019, plus the number of Common Shares described in clause (i) of footnote (1) above).

CUSIP No. 073685109

1.	Name of Reporting Person CD&R INVESTMENT ASSOCIATES IX, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,244,780(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,244,780(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,780(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.9%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)         The total number of Common Shares reported includes (i) on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), 9,694,619 Common Shares that are issuable upon the conversion, at the option of the holder, of 400,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings, (ii) 314,400 Common Shares acquired by CD&R Holdings on August 9, 2018, (iii) 5,609,763 Common Shares acquired by CD&R Holdings on March 11, 2019 and (iv) 4,625,998 Common Shares acquired by CD&R Holdings on June 28, 2019.  Each Preferred Share is entitled to vote with holders of the Common Shares on an as-converted basis, based on the initial conversion price of $41.26, as adjusted, and accrued dividends through the date of conversion.  All of these Common Shares may be deemed to be beneficially owned by CD&R Holdings GP.

(2)         CD&R Holdings’ voting percentage is 25.9%, calculated using a fraction, the numerator of which is the number of Common Shares described in footnote (1) above and the denominator of which is 78,171,581 (calculated by adding the 68,476,962 Common Shares outstanding as of April 30, 2019, as reported in the Issuer’s Form 10-Q, filed May 8, 2019, plus the number of Common Shares described in clause (i) of footnote (1) above).

EXPLANATORY NOTE

PREAMBLE

This Amendment No. 3 amends the Statement on Schedule 13D initially filed on January 2, 2018 with the Securities and Exchange Commission and amended on November 21, 2018 and March 14, 2019 (as amended, the “Schedule 13D”) by (i) CD&R Boulder Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) (together with CD&R Holdings, collectively, the “Reporting Persons”).

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

On June 28, 2019, CD&R Holdings acquired from Credit Suisse Capital LLC (“CS”) 4,625,998 Common Shares for a total acquisition price of $158,081,454.06, pursuant to a previously disclosed agreement with CS dated as of November 20, 2018 (the “Agreement”). CD&R Holdings funded the acquisition with one or more of the Reporting Person’s or their respective affiliates’ cash on hand from capital contributions from its partners.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

(a)           (i)            CD&R Holdings is the beneficial owner of 20,244,780 Common Shares on an as-converted basis. 9,694,619 of such Common Shares are issuable upon conversion (based on an initial conversion price of $41.26, as adjusted), at the option of the holder, of the 400,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings. 314,400, 5,609,763 and 4,625,998 of such Common Shares were acquired by CD&R Holdings on August 9, 2018, March 11, 2019 and June 28, 2019, respectively, and are, as of the date hereof, held directly by CD&R Holdings. Taking into account this beneficial ownership, CD&R Holdings’ voting interest is approximately 25.9% of the voting power of the Issuer, based on (x) an initial conversion price of $41.26 with respect to the Preferred Shares and (y) 68,476,962 Common Shares outstanding as of April 30, 2019, as reported in the Issuer’s Form 10-Q, filed May 8, 2019.

(c)           The 4,625,998 Common Shares acquired by CD&R Holdings on June 28, 2019 pursuant to the Agreement were acquired at a price per share equal to $34.1724.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

On June 28, 2019, CD&R Holdings and CS, represented by Credit Suisse Securities (USA) LLC, entered into an amendment to the Agreement (the “Amendment”), pursuant to which Section 18 of the Agreement was deleted in its entirety and replaced in accordance with the terms of the Amendment to clarify certain operative provisions of the U.S. Special Resolution Regime (as defined in the Amendment) contemplated by the ISDA 2018 U.S. Resolution Stay Protocol as it applies to CS and the Agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

1	Exhibit 99.6 — Letter Agreement, dated June 28, 2019, between CD&R Holdings and CS, represented by Credit Suisse Securities (USA) LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2019

CD&R BOULDER HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES IX, Ltd.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary